Sonoco Products Company
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Sonoco shareholder since 2017.

Need to Get Out the Vote for Proposals 4, 5 and 6

It is recommended that shareholders follow the management recommendation and vote for Proposals 4, 5 and 6 to make the corporate governance of Sonoco more democratic. It is important to emphasize voting in favor because these proposals require a high 67%-vote of all shares outstanding. Thus not voting is like a vote against.

Management does not appear to have made any extra effort to get out the high vote needed for these proposals in spite of potential shareholder distraction by COVID-19. Maybe management knows good news on the incoming votes or management wants these proposals to fail while saying otherwise.

Mr. James Micali chairs the Sonoco Corporate Governance Committee and is also the Sonoco Lead Director. Mr. Micali, with 17-years long tenure, was not on the Sonoco ballot in 2019 but Mr. Micali is on the 2020 ballot. Philippe Guillemot, on the Sonoco Audit Committee, was rejected by 22% of Sonoco shareholders at the 2019 annual meeting.

Proposals 4, 5 and 6 are a result of the majority vote that Sonoco  shareholders gave to the 2019 Shareholder Proposal 5 – Simple Majority vote. This shows the strong leadership role that shareholder proposals have had at Sonoco.

Shareholder proposals also played a leadership role in Sonoco adopting annual election of each director in 2017 and shareholder proxy access in 2016.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 4, 5 and 6 by following the instructions provided in the management proxy distribution.